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SEC FILE NUMBER
000-22999

CUSIP NUMBER
876287103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tarragon Corporation
Full Name of Registrant

Not Applicable
Former Name if Applicable

423 West 55th Street, 12th Floor
Address of Principal Executive Office (Street and Number)

 New York, New York 10019
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tarragon Corporation (the “Registrant”) is not in a position to file its Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) in a timely manner for the reasons set forth below.

The Registrant and certain of its direct and indirect subsidiaries and affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of New Jersey (the “Court”) on January 12, 2009, January 13, 2009 and February 5, 2009. The Chapter 11 proceedings created obligations to file monthly operating reports with the Court, which obligations have resulted in significant changes in the Registrant’s financial reporting and disclosure requirements.  As a result of having to address these additional obligations, the Registrant has not been able to complete its consolidated financial statements and other disclosures required for the 2008 Form 10-K. The Registrant will not be in a position to file the 2008 Form 10-K by the fifteenth calendar day following the required filing date, March 31, 2009, as prescribed in Rule 12b-25(b).

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Erin D. Pickens	214	599-2261
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that its results of operations for the fiscal year ended December 31, 2008 will be significantly different from those for the 2007 fiscal year. The Registrant anticipates specifically that the results will reflect a loss from continuing operations and a net loss that, in each case, could be lower than the losses in the prior year due to significant impairment charges recognized in the prior year.  Because of the ongoing work associated with the Chapter 11 proceedings, the Registrant is currently unable to provide a reasonable estimate of its results of operations for the fiscal year ended December 31, 2008.  The Registrant issued Quarterly Reports on Form 10-Q on May 27, 2008, August 11, 2008 and November 10, 2008 for the quarterly periods ended March 31, 2008, June 30, 2008 and September 30, 2008, respectively. Additionally, on March 27, 2009, the Registrant filed a Current Report on Form 8-K containing certain financial information relating to periods since the commencement of the Registrant’s Chapter 11 proceedings. Reference is made to the information presented in such reports with regard to the results for such periods.

Tarragon Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2009	By:	/s/ ERIN D. PICKENS
		Name:	Erin D. Pickens
		Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations

(See 18 U.S.C. 1001) ..